Vapor Corp.

3001 Griffin Road

Dania Beach, FL 33312

July 21, 2015

Via Email

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attention: Mr. J. Nolan McWilliams

Re:	Vapor Corp.
Registration Statement on Form S-1, as amended
File No. 333-204599

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vapor Corp. (the “Company”) hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 4:30 P.M., Eastern time, on July 23, 2015 or as soon thereafter as practicable.

The Company acknowledges the following:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to Michael D. Harris, Esq. at (561) 471-3507 or mharris@nasonyeager.com and such effectiveness also be confirmed in writing.

Very truly yours,

/s/ Jeffrey Holman
Jeffrey Holman, Chief Executive Officer